# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM S-8

## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

## TIMBERLINE RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **82-0291227** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**101 East Lakeside Avenue**
**Coeur D' Alene, Idaho  83814**
(Address of Principal Executive Offices) (Zip Code)

**Timberline Resources Corporation**
**Amended 2005 Equity Incentive Plan**
(Full title of the plan)

**Randal Hardy**
**Timberline Resources Corporation**
**101 East Lakeside Avenue**
**Coeur D' Alene, Idaho  83814**
(Name and address of agent for service)

**(208) 664-4859**

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☐ | Smaller reporting company ☒ |

## CALCULATION OF REGISTRATION FEE

| Title of securities to be registered [1] | Amount to be registered | Proposed maximum offering price per share | Proposed maximum aggregate offering price | Amount of registration fee |
|---|---|---|---|---|
| Common Stock issuable pursuant to outstanding options under the Amended 2005 Equity Incentive Plan | 4,048,335 | $2.70 [2] | $10,930,504.50 | $429.57 |
| Common Stock reserved for issuance pursuant to the Amended 2005 Equity Incentive Plan | 2,542,498 | $2.07 [3] | $5,262,970.86 | $206.83 |
| Total Common Stock | 6,590,833 | | $16,193,475.36 | $636.40 |

(1)  Common Stock, $0.001 par value, offered by the Registrant pursuant to the Timberline Resources Corporation Amended 2005 Equity Incentive Plan (the "Plan").

(2)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) under the Securities Act of 1933, as amended. The maximum aggregate offering price is based upon the aggregate exercise price of outstanding options.

(3)  The proposed maximum offering price per share and the registration fee were calculated in accordance with Rule 457(c) and (h) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant's Common Stock as reported by the American Stock Exchange on September 2, 2008, which was $2.07 per share.

**INTRODUCTORY STATEMENT**

This registration statement on Form S-8 registers 6,590,833 shares of Common Stock ("Shares") of Timberline Resources Corporation (the "Registrant") reserved for issuance upon the exercise of any stock option ("Option") granted pursuant to the Registrant's Amended 2005 Equity Incentive Plan, as amended (the "Plan"). If an Option for any reason expires or otherwise terminates, in whole or in part, without having been exercised in full, any unissued Shares to which such Option relates shall again become available for issuance under the Plan.

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act of 1933"), this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

## PART II.      INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

### Item 3.  Incorporation of Documents by Reference.

The following documents, which have been filed with the United States Securities and Exchange Commission (the "Commission"), are incorporated herein by reference:

(a)  The Registrant's annual report for the fiscal year ended September 30, 2007 filed with the Commission on January 14, 2008 pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act of 1934").

(b)  All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 since the end of the fiscal year covered by the Registrant's annual report incorporated by reference herein pursuant to (a) above.

(c)  The description of the Registrant's Common Stock contained in the Registrant's registration statement on Form 10-SB filed with the Commission on September 29, 2005 under Section 12 of the Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

### Item 4.  Description of Securities.

Not Applicable.

### Item 5.  Interests of Named Experts and Counsel.

Not Applicable.

### Item 6.  Indemnification of Directors and Officers.

The Registrant's Certificate of Incorporation authorizes the Registrant to indemnify and advance expenses to its agents through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, to the fullest extent permitted by applicable law, with respect to actions for breach of duty to the Registrant, its stockholders, and others.

The Registrant's Bylaws provide that the Registrant will indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, any director or officer of the Registrant who was or is made or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he or she, or a

person for whom he or she is the legal representative, is or was a director, officer , employee or agent of the Registrant against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such proceeding.  The Registrant will pay the expenses incurred by any director or officer in defending any proceeding in advance of its final disposition.

The Registrant's Bylaws also authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Registrant would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.  The Registrant maintains such insurance.

**Item 7.  Exemption from Registration Claimed.**

Not Applicable.

**Item 8.  Exhibits.**

| Exhibit Number | Exhibit |
|---|---|
| 4.1 | Amendment No. 1 to Timberline Resources Corporation Amended 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant's report on Form 8-K filed with the Commission on August 27, 2008) |
| 4.2 | Timberline Resources Corporation Amended 2005 Equity Incentive Plan (incorporated by reference to Appendix "B" to the Registrant's definitive proxy statement on Schedule 14A filed with the Commission on August 1, 2008) |
| 4.3 | Form of Timberline Resources Corporation Stock Option Agreement |
| 5.1 | Opinion of Dorsey & Whitney LLP |
| 23.1 | Consent of DeCoria, Maichel & Teague P.S., Independent Registered Public Accounting Firm |
| 23.2 | Consent of Dorsey & Whitney LLP (contained in its opinion filed as Exhibit 5.1 to this registration statement) |
| 24.1 | Power of Attorney (see page II-7 of this registration statement) |

**Item 9.  Undertakings.**

(a)  The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

*Provided, however,* that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

## SIGNATURES

**The Registrant**.  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur D' Alene, State of Idaho, on September 2, 2008.

TIMBERLINE RESOURCES CORPORATION

/s/ Randy Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer and Director

## SIGNATURES OF OFFICERS AND DIRECTORS
## AND POWER OF ATTORNEY

We, the undersigned officers and directors of Timberline Resources Corporation, do hereby constitute and appoint Randal Hardy and John Swallow, or either of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

| **Signature** | **Title** | **Date** |
|---|---|---|
| /s/ Randal Hardy <br><br> Randal Hardy | Chief Executive Officer, Chief Financial Officer and Director <br> (Registrant's principal executive officer, principal financial officer and principal accounting officer) | September 2, 2008 |
| /s/ John Swallow <br><br> John Swallow | Executive Chairman and Director | September 2, 2008 |
| /s/ Paul Dircksen <br><br> Paul Dircksen | Director | September 2, 2008 |
| <br> Ron Guill | Director | September ____, 2008 |
| <br> James Moore | Director | September ____, 2008 |
| <br> Eric Klepfer | Director | September ____, 2008 |
| /s/ Vance Thornsberry <br><br> Vance Thornsberry | Director | September 2, 2008 |

## EXHIBIT INDEX

| Exhibit Number | Exhibit |
|---|---|
| 4.1 | Amendment No. 1 to Timberline Resources Corporation Amended 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant's report on Form 8-K filed with the Commission on August 27, 2008) |
| 4.2 | Timberline Resources Corporation Amended 2005 Equity Incentive Plan (incorporated by reference to Appendix "B" to the Registrant's definitive proxy statement on Schedule 14A filed with the Commission on August 1, 2008) |
| 4.3 | Form of Timberline Resources Corporation Stock Option Agreement |
| 5.1 | Opinion of Dorsey & Whitney LLP |
| 23.1 | Consent of DeCoria, Maichel & Teague P.S., Independent Registered Public Accounting Firm |
| 23.2 | Consent of Dorsey & Whitney LLP (contained in its opinion filed as Exhibit 5.1 to this registration statement) |
| 24.1 | Power of Attorney (see page II-7 of this registration statement) |

EXHIBIT 4.3

**TIMBERLINE RESOURCES CORPORATION**

**2005 EQUITY INCENTIVE PLAN (AMENDED)**

**- STOCK OPTION AGREEMENT – ISO-{##}**
**{NAME}**

| | | |
|---|---|---|
| *Date of Grant*: | <u>**MMM DD, YYY**</u> | *Exercise Price*: **$X.XX per share** |
| *Number of Shares*: | <u>##,###</u> | *Expiration Date*: **(X) years from MM/DD/YY** |

**Your Option is an <u>Incentive Stock Option</u> ("ISO")**

Pursuant to this Stock Option Agreement, Timberline Resources Corporation, an Idaho corporation (the "**Company**"), has granted you an Option under its amended 2005 Equity Incentive Plan (the "**Plan**") to purchase the number of Option Shares of the Company's Common Stock indicated above at the initial exercise price indicated above. Capitalized terms used but not defined in this Agreement shall have the meanings provided in the Plan. The details of your Option are as follows:

**1. VESTING.** Subject to the provisions of §4(b) below, your Option will vest (i.e. become exercisable) as follows; {Vesting Schedule}.

**2. METHOD OF PAYMENT.** Payment of the exercise price is due in full in cash upon exercise of all or any part of your Option.

**3. TERM.** The Term of your Option commences on the Date of Grant and will expire on the date set forth above; provided that your Option may expire earlier as provided in the Plan.

**4. EXERCISE.**

(a) You may exercise your Option during its Term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

(b) You will be entitled to "Early Exercise" of your Option, as described in §6(i) of the Plan.

(c) As a condition to any exercise of your Option, the Company may withhold shares, require you to deposit cash, and/or otherwise require you to enter an arrangement providing for the payment by you of any tax withholding obligation of the Company arising by reason of (i) the exercise of your Option, (ii) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise, or (iii) the disposition of shares acquired upon such exercise.

(d) By exercising your Option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the Option Shares that occurs (i) within two (2) years after the Date of Grant, or (ii) within one (1) year after such Option Shares are acquired as a result of exercise of your Option.

**5.** **NOTICES**.  Any notices provided for in your Option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

**6.** **PLAN GOVERNS**.  Your Option and Option Shares are subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Option, and are further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted by the Committee pursuant to the Plan (all of which will be binding on you).  You acknowledge having received and read the Plan, and having consulted with such tax and other advisors as may have been necessary for you to understand the Plan and this Agreement.  In the event of any conflict between the provisions of your Option and those of the Plan, the provisions of this Agreement shall control.

THE COMPANY:

TIMBERLINE RESOURCES CORPORATION

By: _____
Name:  Randal Hardy
Title:  CEO – Timberline Resources, Corp.
Date: _____, _____

OPTIONHOLDER:

By: _____
Name:  {NAME}
Title:
Date: _____, _____



**EXHIBIT 5.1**

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur D' Alene, Idaho  83814

     Re:  Registration Statement on Form S-8

Ladies and Gentlemen:

    We have acted as counsel to Timberline Resources Corporation, a Delaware corporation (the "Company"), in connection with a Registration Statement on Form S-8 relating to the sale by the Company from time to time of up to 6,590,833 shares of Common Stock, $0.001 par value, of the Company (the "Shares"), initially issuable upon the exercise of stock options granted pursuant to the Company's Amended 2005 Equity Incentive Plan, as amended (the "Plan").

    We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below.

    In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.  We also have assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.  As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

    Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

    Our opinions expressed above are limited to the Delaware General Corporation Law.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Dated:  September 4, 2008

                                 Very truly yours,

                                 /s/ DORSEY & WHITNEY LLP

                                 DORSEY & WHITNEY LLP

KRA

Exhibit 23.2



1105 W. Francis, Suite A
Spokane, Washington 99205

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated January 9, 2008, with respect to the balance sheets of Timberline Resources Corporation as of September 30, 2007 and 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, which report is incorporated by reference into the Registration Statement on Form S-8 under the Securities Act of 1933 dated September 4, 2008.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
September 4, 2008